API Tech Inc.
9002 Chimney Rock Road
Houston, Texas 77096
917-304-8948
thepilltech@gmail.com

20th August 2019

Paul Nagi
CEO, API Tech

To Whom It May Concern,

I, Paul Nagi, certify that:

1. The financial statement of API Tech Inc., included in this Form are true and complete in all material aspects.

Sincerely,



Paul Nagi